Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

VIA EDGAR

December 22, 2025

U.S. Securities and Exchange Commission

Office of Life Sciences

Washington, D.C. 20549

Attn: Alan Campbell

Re:	Onconetix, Inc.
Registration Statement on Form S-1
Initially Filed on November 4, 2025
File No. 333-291256

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Onconetix, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 9:00 a.m. EST on Tuesday, December 23, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Karina M. Fedasz
By:	Karina M. Fedasz
Title:	Interim Chief Executive Officer and Interim Financial Officer

cc:	Ellenoff Grossman & Schole LLP